Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 27
DATED SEPTEMBER 1, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 27 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 23 dated July 20, 2010, Supplement No. 24 dated July 29, 2010, Supplement No. 25 dated August 5, 2010 and Supplement No. 26 dated August 17, 2010.  Unless otherwise defined in this Supplement No. 27, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 24.

Investments in Real Estate Assets

Recent Acquisitions

On August 25, 2010, we purchased the following property:

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price	Cap Rate (1)	Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Kohl’s Bend River Promenade –Bend, OR	08/25/10	69,000	$17,000,000	7.87%	$1,387,000	$20.11	19	100%	100%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, reduced by operating expenses and existing vacancies.

(2)  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Kohl’s Bend River Promenade. On August 25, 2010, we, through Inland Diversified Bend River, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in an approximately 69,000 square foot property located in Bend, Oregon and leased to Kohl’s Department Stores, Inc. (“Kohl’s”). We purchased this property from an unaffiliated third party, RPP Bend I-1, LLC, for $17.0 million. Closing costs did not exceed $75,000. We funded the purchase price with proceeds from our offering.

The cap rate for the property is approximately 7.87%. In deciding to acquire this property, we considered the following:

•

Kohl’s, the property’s sole tenant, is a subsidiary of Kohl’s Corporation. According to its public SEC filings, Kohl’s Corporation operated 1,058 stores in forty-nine states as of January 30, 2010, and had net sales equal to approximately $17.7 billion for the year ended January 30, 2010.

•

The Kohl’s lease expires in January 2030, and Kohl’s has eight five-year options to renew through January 2070. Kohl’s pays an annual base rent of approximately $1.4 million, or approximately $20.11 per square foot, and its lease is a net lease, meaning that Kohl’s is responsible for the maintenance of the building and the operation, maintenance and repair of its common areas. We are responsible for the foundation, roof and structural elements, including HVAC and parking areas, and for replacements of common area elements.

•

The property is shadow-anchored by Macy’s and Sears.

We believe that this property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are three competitive properties located within approximately three miles of this property.

Real estate taxes paid for the fiscal year ended June 30, 2010 (the most recent tax year for which information is generally available) were approximately $8,700 at the property. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 0.015%. For federal income tax purposes, the depreciable basis in the property will be approximately $11.5 million. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

During the month of August 2010, we issued approximately 2,027,000 shares of our common stock, resulting in aggregate gross offering proceeds of approximately $20.2 million, excluding shares sold pursuant to our distribution reinvestment plan or repurchased pursuant to our share repurchase program.  The following table provides information regarding the total shares sold in our offering as of August 31, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	17,102,312	170,097,291	16,136,785	153,960,506

Shares sold pursuant to our distribution reinvestment plan:	218,505	2,075,797	–	2,075,797

Shares purchased pursuant to our share repurchase program:	(4,200)	(42,000)	–	(42,000)
Total:	17,336,617	$172,331,088	$16,136,785	$156,194,303

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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